Sub-Item 77Q1(b)
Text of Proposals Described in Sub-Item 77D
Global Technology Portfolio
33-63212, 811-7736


The November 17, 2005 supplement to the May 1, 2005 Janus Aspen Series Statement of Additional Information, filed on Form 497, shows the following changes for Global Technology Portfolio:

     Each Portfolio is a series of the Trust, an open-end, management investment company The Investment Company Act of 1940 ("1940 Act") classifies mutual funds as either diversified or nondiversified. Forty Portfolio and Foreign Stock Portfolio are classified as nondiversified. Large Cap Growth Portfolio, Mid Cap Growth Portfolio, Growth and Income Portfolio, Core Equity Portfolio, Balanced Portfolio, Risk-Managed Growth Portfolio, Risk-Managed Core Portfolio, Mid Cap Value Portfolio, Small Company Value Portfolio, Worldwide Growth Portfolio, International Growth Portfolio, Global Technology Portfolio, Global Life Sciences Portfolio and Flexible Bond Portfolio are classified as diversified.

     (1) With respect to 75% of its total assets, Large Cap Growth Portfolio, Mid Cap Growth Portfolio, Growth and Income Portfolio, Core Equity Portfolio, Balanced Portfolio, Risk Managed Growth Portfolio, Risk-Managed Core Portfolio, Mid Cap Value Portfolio, Small Company Value Portfolio, Worldwide Growth Portfolio, International Growth Portfolio, Global Technology Portfolio, Global Life Sciences Portfolio and Flexible Bond Portfolio may not purchase securities of an issuer (other than the U.S. Government, its agencies, instrumentalities or authorities or repurchase agreements collateralized by U.S. Government securities, and other investment companies) if: (a) such purchase would, at the time, cause more than 5% of the Portfolio's total assets taken at market value to be invested in the securities of such issuer; or (b) such purchase would, at the time, result in more than 10% of the outstanding voting securities of such issuer being held by the Portfolio.